

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Karen Mannix
President, CEO and Director
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, Nevada 89012

> **Re: New Day Financial Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-166801**

Dear Ms. Mannix:

　　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note your response to comment 1 in our letter dated June 10, 2010 that you do not intend to engage in a business combination and have earned $38,000 in revenues since inception. Please refer to previously cited Securities Act Release No. 33-6932, which notes that we would evaluate attempts to create the appearance of a specific business plan in an effort to avoid the application of Rule 419 of Regulation C. Your current assets and revenues earned since inception are nominal. Further, your auditor has expressed substantial doubt about your ability to continue as a going concern, and it remains unclear how your current financial condition will allow you to implement your specific business plan. Please revise your disclosure to provide a clear and specific business plan. Alternatively, please refer to Rule 419 and revise your disclosure accordingly.

2.   We note your response to comment 23 that you have no promoters other than those set forth in your Item 404 disclosure. We are not able to locate any disclosure in this document that specifically identifies your promoters. Please refer to Rule 405 of Regulation C and tell us how you were formed within the last five years without a promoter.

Prospectus Summary, page 4

3.   We note your disclosure on page 4 regarding how your management brings over 100 years of business acumen to share with clients. Please note that you should not aggregate the experience of members of management when providing promotional disclosure. Instead, please revise to disclose the number of years of experience that is relevant to your planed operations for each person.

4.   On page 4, you disclose that this offering "partially" consists of shares offered by selling shareholders. It does not appear that you are registering anything but the resale by your shareholders. As such, please revise to clarify the reference to "partially."

Risk Factors

We may experience liquidity and solvency problems, which could impair our operations or force us out of business, page 6

5.   We note your statement within this risk factor that you are currently generating positive cash flows from operating activities. Please revise to remove this mitigating information.

Our internal controls may be inadequate…., page 8

6.   It would appear that all public companies across industries face the risk as you have described it. Please revise to clarify how it is specific to you.

Description of Business, page 15

7.   We note your response to prior comment 11. As a handful of customers account for all of your revenues, please add concentrations of revenue disclosure to your interim financial statements.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

8.   Please revise to disclose the number of shares that could be sold pursuant to Rule 144 of the Securities Act of 1933. Please refer to Item 201(a)(2)(ii) of Regulation S-K. If all your shareholders, other than your officers and directors, are eligible to rely on Rule 144, please revise the appropriate section to discuss the business purpose of expending $6,010 to register the resale of shares that only raised $9,500.

Financial Statements

General

9.   Please update your financial statements and other financial information in your filing as needed in accordance with Rule 8-08 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies

Development Stage Company, page 39

10.   We note your disclosure that the year 2010 is the first year during which the Company is considered an operating company and is no longer in the development stage. Please revise this statement to reconcile it with your disclosure elsewhere in your registration statement which states that you are a development stage company.

Management's Discussion and Plan of Operations, page 40

11.   Please provide management's discussion and analysis of financial condition and your results of operations for each of the years in the two-year period ended December 31, 2009 in addition to your interim period ended June 30, 2010. See Item 303(d) of Regulation S-K.

Plan of Operations, page 41

12.   We note your revised disclosure in response to comment 25 in our letter dated June 10, 2010. We also note that you incurred expenses $8,975 for the six month period ended June 30, 2010. Given that you have incurred such expenses in your past operations, it is unclear how you plan to execute phases of your proposed business plan at no cost. Please revise your table to list your expected cost for each phase and describe where you will obtain sufficient funding for each phase of operations.

13.   In addition, please provide us with more detailed milestones which represent specific company goals. For each milestone listed, please include the timeframe for completion.

Board Committee, page 44

14.   Please state whether you have plans to establish audit, compensation and nominating committees.

Recent Sales of Unregistered Securities, page 48

15.   We note that you relied on Rule 506 of Regulation D for your private placement. Please tell us your basis for not filing the Form D associated with that offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron (202) 551-3439 or Kevin Woody at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Randall V. Brumbaugh, Esq.
        Via *facsimile*: (626) 335-7750